Exhibit 3.113

CERTIFICATE OF FORMATION

OF

GOPPERT FAMILY CARE, LLC

Under Section 18-201 of the

Delaware Limited Liability Company Act

FIRST: The name of the limited liability company is GOPPERT FAMILY CARE, LLC (the “Company”).

SECOND: The address of its registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle. The name of its registered agent at such address is The Corporation Trust Company.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation as of March 7, 2003.

By:	/s/ Dora A. Blackwood
Dora A. Blackwood
Vice President and Assistant Secretary